SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            Advatex Associates, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   196245 10 4
                                   -----------
                                 (CUSIP number)

                                  June 28, 2000
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 196245 10 4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
   (entities only)
         Joseph P. Donnolo  Social Security # ###-##-####
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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2) Check the Appropriate Box if a Member of a Group:
         [     ]   (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         [     ]   (b). . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
3) SEC Use Only:. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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4) Citizenship or Place of Organization:    United States . . . . . . . . . . .
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Number
Of                (5) Sole Voting Power  472,443. . . . . . . . . . . . . . . .
Shares            --------------------------------------------------------------
Beneficially      (6) Shared Voting Power  0. . .  . . . . . . . . . . . . . .
Owned by          --------------------------------------------------------------
Each              (7) Sole Dispositive Power  472,443. . . . . . . . . . . . .
Reporting         --------------------------------------------------------------
Person            (8) Shared Dispositive Power  0. . . . . . . . . . . . . . .
With
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person:  472,443. .
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [   ]
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11)  Percent of Class Represented by Amount in Row (9):  6.7 %
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12)  Type of Reporting Person:   IN
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
ITEM 1(A).  Name of Issuer: Advatex Associates, Inc.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 1(B). Address of Issuer's Principal Executive Offices: 605 West 48th Street, New York, New York 10036
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 2(A).  Name of Person Filing: Joseph P. Donnolo
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 2(B). Address of Principal Business Office or, if none, Residence: 605 West 48th Street, New York, New York 10036
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 2(C).  Citizenship: United States
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 2(D).  Title of Class of Securities: Common Stock, par value $.01 per share
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 2(E).  CUSIP Number: 196245 10 4
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)      __       Broker or dealer registered under Section 15 of the Act,
(b)      __       Bank as defined in Section 3(a)(6) of the Act,
(c)      __       Insurance Company as defined in Section 3(a)(19) of the Act,
(d)      __       Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,
(e)      __       Investment Adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E),
(f)      __       Employee Benefit Plan or Endowment Fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F),
(g)      __       Parent Holding Company or Control Person in accordance with
                  Rule 13d-1(b) (ii)(G),
(h)      __       A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act,
(i)      __       A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940,
(j)      __       Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.           Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned: 472,443  . . . . . . . . . . . . . . . . . .

(b)      Percent of class: 6.7% . . . . . . . . . . . . . . . . . . . . . . . .

(c)      Number of shares as to which such person has:  . . . . . . . . . . . .

         (i)   Sole power to vote or to direct the vote:  472,443 . . . . . . .

         (ii)  Shared power to vote or to direct the vote:  0 . . . . . . . . .

         (iii) Sole power to dispose or to direct the disposition of:  472,443

         (iv)  Shared power to dispose or to direct the disposition of:  0 . . .

ITEM 5.    Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEMS 7-9.

         Not applicable.

ITEM 10.   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2000
                                                       /s/ Joseph P. Donnolo
                                                    ---------------------------
                                                         JOSEPH P. DONNOLO